U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                   FORM 12b-25


--------------------         NOTIFICATION OF LATE FILING
SEC FILE NUMBER
1-10623
--------------------      (Check One):
CUSIP NUMBER
697640-10-0
--------------------

[X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form10-Q and Form 10-QSB [ ]Form N-SAR

     For Period Ended:  December 31, 1999

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:  Not Applicable
-----------------------------------------------------------------------

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

---------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

---------------------------------------------------------------------------

Part I--Registrant Information
---------------------------------------------------------------------------

     Full Name of Registrant:  Pamet Systems, Inc.

     Former Name if Applicable:  Not Applicable

     Address of Principal Executive Office:  1000 Main Street
                                             Acton, MA  01720

---------------------------------------------------------------------------

Part II--Rules 12b-25 (b) and (c)
---------------------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

---------------------------------------------------------------------------

Part III--Narrative
---------------------------------------------------------------------------

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The  Registrant is unable to file its Annual Report on Form
10-KSB for the period ended December 31, 1999 within the prescribed period because the Registrant's auditors have been unable to complete the year end audit due to difficulty in completing the financials.

---------------------------------------------------------------------------

Part IV--Other Information
---------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

     Richard C. Becker                   (978)                263-2060
---------------------------------------------------------------------------
          (Name)                      (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the period ended December 31, 1999 were $2,413,534 compared to $2,736,986 for the period ended December 31, 1998. The net loss for the period ending December 31, 1999 should be finally reported as $(2,836,500) or $(.87) per share as compared to $(1,807,082) or $(.71) per share for the period ended December 31, 1998.

Approximately sixty-five percent of the net loss for the period ended December 31,1999 and 100% of the increase in the loss over last year can be attributed to the increased research and development that was expensed during the period. This research and Development was associated with the development of the new NT based product line and the acquisition of a mapping software product. The costs for the development of these products are within the original estimates.

The remaining portion of the loss for 1999 reflects the levels of expenses required to insure that Pamet Systems will be positioned to capitalize on the investments made in the NT product line.



                      Pamet Systems, Inc.
--------------------------------------------------------------------------
             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                    By:Richard C. Becker
---------------------------------------------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

------------------------------------------------------------------------